Exhibit 99.1

Wallbox Announces Fourth Quarter & Full Year 2024 Financial Results

BARCELONA, SPAIN - February 26, 2025 - Wallbox N.V. (NYSE:WBX), a leading provider of electric vehicle (“EV”) charging and energy management solutions worldwide, today announced its financial results for the fourth quarter and full year ended December 31, 2024 and provided a business update.

Fourth Quarter 2024 Highlights and Business Update:

•	Generated revenue of €37.4 million, representing growth of 8% compared to the last quarter

•	North American market maintained strong momentum, achieving 64% year-over-year growth

•	AC charger sales for home and business grew 14% from the previous quarter

•	Continued optimization of operations resulting in a reduction of labor costs and OPEX of 10% quarter-over-quarter

•	Quasar 2 became the first bidirectional charger in its category to receive U.S. product certification from UL Solutions

•	Successfully obtained Eichrecht certification for the Supernova DC fast charger, ensuring accurate and transparent energy measurement under German calibration laws and unlocking the German market

•	Started production of the new Pulsar Pro Socket

Full Year 2024 Highlights:

•	Generated revenue of €163.9 million, reflecting 14% growth compared to last year

•	Achieved 41% revenue growth in North America for the full year of 2024

•	Enhanced organizational efficiency by driving down labor costs and operating expenses, achieving an 11% year-over-year reduction

•	Adjusted EBITDA[1] improved by 21% year over year

•

Raised approximately $45 million of cash through equity transactions, further strengthening the relationship with key strategic shareholders (excluding the recent private placement of approximately $10 million that took place in February 2025)

•	Wallbox has surpassed one million EV chargers sold worldwide since launching operations

•	Introduced new products and services including Supernova 220, Supernova Eichrecht, and Supernova UL

Executive Commentary

Enric Asuncion, CEO of Wallbox, said, “2024 has been a challenging year for the industry as the EV market slowdown continued. However, Wallbox has successfully navigated these headwinds, and we believe we have all the elements in place to drive sustained, long-term profitable growth. Over the past year, we have expanded our business, optimized costs, launched new products, forged new partnerships and secured additional funding. Additionally, we have surpassed the milestone of more than one million chargers sold, further solidifying our position as a global leader in the EV charging industry”.

Mr. Asunción continued, “We are already operating more efficiently, and with additional optimization efforts underway, we believe this approach will enable us to aim for profitability irrespective of topline growth. While significant growth lies ahead, we recognize that EV sales may remain volatile in 2025. However, we believe Wallbox is well positioned to navigate this landscape, capitalize on opportunities, and emerge stronger. By maintaining a strong focus on cost discipline, driving innovation, delivering industry-leading charging solutions, and fine-tuning our core business fundamentals, we are confident that Wallbox is well-positioned for sustained success.”

Financial Outlook - First Quarter 2025

The following reflects the company’s expectations for select key financial metrics for the first quarter 2025.

•	Expects first quarter 2025 revenue to be in the range of €34 million and €37 million

•	Expects Gross Margin[1] between 37% and 39%

•	Expects a negative Adjusted EBITDA[1] between €(8) million and €(11) million

[1]	See Non-IFRS Financial Measures section below

Conference Call Information

Wallbox NV will host a conference call to discuss the results and provide a business update at 8:00 AM Eastern Time today, February 26, 2025. The live audio webcast and accompanying presentation, will be accessible on Wallbox’s Investor Relations website at https://investors.wallbox.com/overview/default.aspx. A recording of the webcast will also be available following the conference call.

Fourth Quarter & FY 2024 Unaudited Financial Results

Wallbox N.V.

Consolidated Statements of Profit or Loss

(In thousand Euros)

	Year Ended December 31st		Quarter Ended December 31st
	2024	2023	Q4 2024	Q3 2024	Q4 2023
Revenue	163,943	143,769	37,394	34,656	43,250
Changes in inventories and raw materials and consumables used	(106,878)	(95,503)	(24,458)	(26,671)	(29,064)

Gross Profit	57,065	48,266	12,936	7,985	14,186
Employee benefits	(71,488)	(81,236)	(16,824)	(17,673)	(18,114)
Other operating expenses	(54,089)	(59,788)	(11,940)	(14,187)	(10,783)
Amortization and depreciation	(37,873)	(28,443)	(10,191)	(9,264)	(8,633)
Impairment of goodwill	(2,349)	—	—	—	—
Net other income	25	14,260	57	(559)	12,291

Operating Loss	(108,709)	(106,941)	(25,962)	(33,698)	(11,053)
Financial income	1,945	1,472	704	284	305
Financial expense	(23,680)	(15,247)	(6,484)	(5,622)	(4,886)
Change in fair value of derivative warrant liabilities	1,081	6,476	5,525	(5,683)	3,822
Foreign exchange gains / (losses)	(4,044)	1,466	(4,656)	1,686	2,268

Financial Results	(24,698)	(5,833)	(4,911)	(9,335)	1,509
Loss Before Tax	(133,407)	(112,774)	(30,873)	(43,033)	(9,544)
Income tax credit	1,894	703	268	359	(1,302)
Loss for the Period	(131,513)	(112,071)	(30,605)	(42,674)	(10,846)
Income tax credit	(1,894)	(703)	(268)	(359)	1,302
Amortization and depreciation	37,873	28,443	10,191	9,264	8,633
Financial income	(1,945)	(1,472)	(704)	(284)	(305)
Financial expenses	23,680	15,247	6,484	5,622	4,886
Change in fair value of derivative warrant liabilities	(1,081)	(6,476)	(5,525)	5,683	(3,822)
Foreign exchange gains/(losses)	4,044	(1,466)	4,656	(1,686)	(2,268)

EBITDA	(70,836)	(78,498)	(15,771)	(24,434)	(2,420)
Share based payment plan expenses	2,837	14,191	586	872	(780)
Other items	(25)	(3,094)	(57)	559	(1,125)
Negative goodwill	—	(11,166)	—	—	(11,166)
One-time expenses	6,123	3,031	2,761	1,035	558
Other non-cash expenses	712	1,360	138	159	246
Impairment of goodwill	2,349	—	—	—	—

Adjusted EBITDA	(58,840)	(74,176)	(12,343)	(21,809)	(14,687)

Wallbox N.V.

Cash & Cash Equivalents

Cash and Cash Equivalents

(In thousand Euros)

	Year Ended December 31
	2024	2023
Cash and cash equivalents	20,036	101,158
Financial Investments (1)	25,578	5,426

Cash, cash equivalents and Financial Investments at 31 December	45,614	106,584

(1)	Financial Investments are included in Other current financial assets

Wallbox N.V.

Investments in PP&E and Loans and Borrowings

Investments and Loans & Borrowings

(In thousand Euros)

	Year Ended December 31
	2024	2023
Investments in Property, plant and equipment and Intangible Assets
Property, plant and equipment	3,114	9,106
Intangible assets – excluding R&D (salaries capitalized)	6,790	7,103

Total Investments in Property, plant and equipment and Intangible Assets	9,904	16,209
Non-Current Liabilities – Loans and Borrowings	91,058	80,861
Current Liabilities – Loans and Borrowings	107,411	126,496

Total Loans Borrowings	198,469	207,357

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this press release other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding Wallbox’s future operating results and financial position, long term profitability and costs optimization, business strategy and plans and market opportunity, including in the German market. The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “focus,” “forecast,” “intend,” “likely,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “”target,” will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox’s history of operating losses as an early stage company; the adoption and demand for electric vehicles including the success of alternative fuels, changes to rebates, tax credits and the impact of government incentives; Wallbox’s ability to successfully manage its growth; the accuracy of Wallbox’s forecasts and projections including those regarding its market opportunity; competition; risks related to losses or disruptions in Wallbox’s supply or manufacturing partners; impacts resulting from geopolitical conflicts; risks related to macro-economic conditions and inflation; Wallbox’s reliance on the third-parties outside of its control; risks related to Wallbox’s technology, intellectual property and infrastructure; occurrence of any public health crisis or similar global events; executive orders and regulatory changes under the U.S. political administration and uncertainty therefrom, as well as the other important factors discussed under the caption “Risk Factors” in Wallbox’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Wallbox’s website at investors.wallbox.com. Any such forward-looking statements represent management’s estimates as of the date of this press release. Any forward-looking statement that Wallbox makes in this press release speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Non-IFRS Financial Measures

Wallbox reports its financial information required in accordance with the International Financial Reporting Standards (“IFRS”). This release includes financial measures not based on IFRS, including Adjusted EBITDA and Gross Margin (the “Non-IFRS Measure”). See the definitions set forth below for a further explanation of these terms.

Wallbox defines “Gross Margin” as revenue less changes in inventory, raw materials and other consumables used divided by revenue.

Wallbox defines EBITDA as loss for the period before income tax credit, financial income, financial expenses, amortization and depreciation, change in fair value of derivative warrants and foreign exchange gains/(losses). We define Adjusted EBITDA as EBITDA for the period further adjusted to take into account the impact of certain non-cash and other items that we do not consider in our evaluation of our ongoing operating performance. These non-cash and other items include, but not are limited to: share based payment plan expenses, certain one-time expenses related to a reduction in workforce initiated in January 2023, certain non-cash expenses related to the ESPP plan launched in January 2023, any negative goodwill arising from business combinations and other items outside the scope of our ordinary activities. Management uses these Non-IFRS Measures as measurements of operating performance because they assist management in comparing the Company’s operating performance on a consistent basis, as they remove the impact of items not directly resulting from the Company’s core operations; for planning purposes, including the preparation of management’s internal annual operating budget and financial projections; to evaluate the performance and effectiveness of our strategic initiatives; and to evaluate the Company’s capacity to fund capital expenditures and expand its business.

The Non-IFRS Measures may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate these measures in the same manner. We present the Non-IFRS Measures because we consider them to be important supplemental measures of our performance, and we believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies. Management believes that investors’ understanding of our performance is enhanced by including the Non-IFRS Measures as a reasonable basis for comparing our ongoing results of operations. By providing the Non-IFRS Measures, together with reconciliations to IFRS, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Items excluded from the Non-IFRS Measures are significant components in understanding and assessing financial performance. The Non-IFRS Measures have limitations as analytical tools and should not be considered in isolation, or as an alternative to, or a substitute for loss for the period, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. Some of the limitations are: such measures do not reflect revenue related to fulfillment, which is necessary to the operation of our business; such measures do not reflect our expenditures, or future requirements for capital expenditures or contractual commitments; such measures do not reflect changes in our working capital needs; such measures do not reflect our share based payments, income tax benefit/(expense) or the amounts necessary to pay our taxes; although depreciation and amortization are not included in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and other companies may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business and are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. In addition, the Non-IFRS Measures we use may differ from the non-IFRS financial measures used by other companies and are not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. Furthermore, not all companies or analysts may calculate similarly titled measures in the same manner. We compensate for these limitations by relying primarily on our IFRS results and using the Non-IFRS Measures only as supplemental measures.

We are not able to provide a reconciliation of Adjusted EBITDA guidance for the first quarter of 2025, and income (loss) for the period, the nearest comparable IFRS measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control.In particular, in the case of Adjusted EBITDA, we are unable to forecast the timing or magnitude of impairment of intangible assets, income or loss on revaluation of contingent consideration, income or loss on derivative warrant liability valuation and exchange rate income or loss, in each case, as applicable without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, IFRS measures in the future.

About Wallbox

Wallbox is a global technology company, dedicated to changing the way the world uses energy. Wallbox creates advanced electric vehicle charging and energy management systems that redefine the relationship between users and the network. Wallbox goes beyond charging electric vehicles to give users the power to control their consumption, save money and live more sustainably. Wallbox offers a complete portfolio of charging and energy management solutions for residential, semi-public, and public use in more than 100 countries around the world. Founded in 2015 in Barcelona, where the company’s headquarters are located, Wallbox currently has offices across Europe, Asia, and America. For more information, visit www.wallbox.com

Wallbox Public Relations Contact:	Wallbox Investor Contact:
Albert Cabanes	Michael Wilhelm
Public Relations	Corporate Development & IR
Press@wallbox.com	Investors@wallbox.com

Source: Wallbox N.V.